

December 9, 2010

Mr. Thomas Willis
Chief Executive Officer
Great Spirits, Inc.
3107 Fall Creek Highway
Granbury, TX 76049

> **Re:** **Great Spirits, Inc.**
> **Form 10-Q for fiscal quarter ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-52997**

Dear Mr. Willis:

We have reviewed the above mentioned filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-Q for the fiscal quarter ended September 30, 2010

General

1. Please revise your filing to provide interim financial statements reflecting the company's new fiscal year end of December 31. Your revised filing should include a balance sheet as of September 30, 2010 and December 31, 2009, income statements and statements of cash flows for the periods from January 1, 2010 through September 30, 2010 and the comparable period of the preceding year, from January 1, 2009 through September 30, 2009. Refer to Rule 8-03 of Regulation S-X. Balance sheet information as of December 31, 2009 should be derived from Hallmark's audited financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/
Larry Spirgel
Assistant Director